FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 14, 2004 (“RIM Provides Update on NTP Inc. Vs. RIM Litigation")	Page No 2

Document 1

December 14, 2004

FOR IMMEDIATE RELEASE

RIM Provides Update On NTP Inc. Vs. RIM Litigation

Judgment and Injunction Vacated; Case Remanded To District Court

Waterloo, Canada – Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) provided an update today following receipt of a ruling this afternoon from the United States Court of Appeals for the Federal Circuit in regard to the NTP Inc. vs. RIM litigation.

In response to RIM’s appeal of a judgment of the U.S. District Court for the Eastern District of Virginia, the United States Court of Appeals for the Federal Circuit ordered the judgment vacated and the case remanded to the District Court for further proceedings. The Court of Appeals also ordered the injunction (previously imposed and stayed by the District Court) vacated.

As previously disclosed and subsequent to the jury verdict rendered in the District Court in November, 2002, the U.S. Patent and Trademark Office ordered re-examinations of all NTP patents litigated in this matter. These re-examinations continue and are separate and unaffected by today’s ruling.

RIM will continue to provide updates on this matter as material information becomes available. Further comment and details were not disclosed at this time.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 14, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller